Contact

www.linkedin.com/in/fred-tylutki-656784269 (LinkedIn)

Fred Tylutki

Retired

Gainesville, Virginia, United States

Experience

Webwowzer, Inc.
Semi Retired
April 2021 - Present (2 years 5 months)
United States

New York Baratric Group
Chief Financial Officer
January 2020 - June 2020 (6 months)
United States

Zwanger-Pesiri Radiology
Executive Vice President
January 2016 - April 2019 (3 years 4 months)
United States

Diagnostic Imaging Group, LLC
Chief Financial Officer and Senior Executive Vice President
August 1999 - December 2015 (16 years 5 months)
United States

The Robert Plan
Vice President Corporate Operations
March 1990 - August 1999 (9 years 6 months)
United States

Gulf & Western Industries
Corporate Controller
August 1980 - March 1990 (9 years 8 months)
United States